UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

GSI Technology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

36241U106
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
(f/k/a Vertex Capital Advisors, LLC)
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36241U106

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series One1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

1 On June 17, 2015, VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP) became a series limited liability company and the Shares previously reported to be owned by it are now deemed to be owned by “VIEX Opportunities Fund, LP – Series One.”

CUSIP NO. 36241U106

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 36241U106

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 36241U106

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 36241U106

The following constitutes Amendment No. 4 to Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As a result of the dissolution of VSO IV, commenced on December 24, 2015, VSO IV no longer owns any Shares.  Accordingly, VSO IV is no longer a Reporting Person for purposes of this Schedule 13D.

Since the filing of Amendment No. 3, Stephen L. Domenik, Kelvin Khoo and Nicholas Mitsakos ceased to be members of the Section 13(d) group and therefore are no longer Reporting Persons for purposes of this Schedule 13D.

The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Effective December 28, 2015, certain of the remaining Reporting Persons underwent a name change.  Accordingly, Item 2(a) is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership formerly known as Vertex Opportunities Fund, LP, with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX GP, LLC, a Delaware limited liability company formerly known as Vertex GP, LLC (“VIEX GP”), as the general partner of Series One;

(iii)	VIEX Capital Advisors, LLC, a Delaware limited liability company formerly known as Vertex Capital Advisors, LLC (“VIEX Capital”), as the investment manager of Series One; and

(viii)	Eric Singer, as the managing member of each of VIEX GP and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares beneficially held by Series One were acquired with its working capital in privately negotiated transactions, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,250,000 Shares beneficially owned by Series One is approximately $5,388,530, excluding brokerage commissions.

CUSIP NO. 36241U106

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 22,633,465 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2015.

A.	Series One

(a)	As of the close of business on December 28, 2015, Series One beneficially owned 1,250,000 Shares.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,250,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,250,000

(c)	The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,250,000 Shares owned by Series One.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,250,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,250,000

(c)
VIEX GP has not entered into any transactions in the Shares in the past sixty days.  The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	VIEX Capital

(a)	VIEX Capital, as the investment manager to Series One, may be deemed the beneficial owner of the 1,250,000 Shares owned by Series One.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,250,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,250,000

(c)
VIEX Capital has not entered into any transactions in the Shares in the past sixty days.  The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 36241U106

D.	Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the 1,250,000 Shares owned by Series One.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,250,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,250,000

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

Following the conclusion of the Issuer’s annual meeting of stockholders held on August 20, 2015, the Joint Filing and Solicitation Agreement dated March 17, 2015 terminated.

On December 29, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX GP, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated December 29, 2015.

CUSIP NO. 36241U106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2015

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX CAPITAL ADVISORS, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
ERIC SINGER

CUSIP NO. 36241U106

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock2	550,000	3.50	12/24/2015

2 In connection with the dissolution of VSO IV, Series One purchased 550,000 Shares previously held by VSO IV for $3.50 per Share and the remainder of the Shares held by VSO IV were distributed to its other members in accordance with its operating agreement.